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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 3)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SUPERVALU INC.

(Name of Subject Company (Issuer))

SYMPHONY INVESTORS LLC
(Offeror)

CERBERUS CAPITAL MANAGEMENT, L.P.
 (Managing Member of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

868536103

(CUSIP Number of Class of Securities)

Mark A. Neporent, Esq.
Chief Operating Officer, General Counsel and Senior Managing Director
Cerberus Capital Management, L.P.
875 Third Avenue
New York, NY 10022
(212) 891-2100

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Stuart D. Freedman, Esq.
Robert B. Loper, Esq.
John M. Pollack, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

$256,149,304(1)	$34,939(2)

(1)
Estimated for purposes of calculating the filing fee only. This amount is determined by multiplying 64,037,326 shares of SUPERVALU INC. common stock (the number of shares representing 30% of the outstanding shares of SUPERVALU INC. as of January 7, 2013, by $4.00 per share, which is the offer price.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2013, issued August 31, 2012, equals $136.40 for each $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$34,939	Filing Party:	Symphony Investors LLC and Cerberus Capital Management, L.P.
Form of Registration No.:	Schedule TO/T	Date Filed:	January 25, 2013
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  Third-party tender offer subject to Rule 14d-1.

  ☐
  Issuer tender offer subject to Rule 13e-4.

  ☐
  Going-private transaction subject to Rule 13e-3.

  ☐
  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

  ☐
  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

  ☐
  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Amendment No. 3 ("Amendment No. 3") amends and supplements the Tender Offer Statement on Schedule TO originally filed on January 25, 2013 (as amended to date, the "Schedule TO") by Symphony Investors LLC, a Delaware limited liability company ("Purchaser"), and Cerberus Capital Management, L.P., a Delaware limited partnership, relating to the offer by Purchaser to purchase up to 30% of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of SUPERVALU INC., a Delaware corporation (the "Company"), at a purchase price of $4.00 per Share, net to the seller in cash, without interest, subject to any required withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 25, 2013 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

        Except as otherwise set forth below, the information set forth in the Offer to Purchase remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

ITEMS 1 THROUGH 9 AND 11.

        The Offer to Purchase is hereby amended as follows:

        1.     The first sentence of the first paragraph of the section of the Offer to Purchase titled "Certain Information Concerning the Company—Certain Projected Financial Information Regarding the Company" is hereby amended and restated as follows:

          "Set forth below are projections about the future financial condition and performance of the Company and its subsidiaries (excluding NAI and its subsidiaries) prepared prior to January 10, 2013, along with a reconciliation of the non-GAAP measures in such projections to the nearest GAAP (as defined below) measures (together, the "Projections")."

        2.     The last sentence of the first paragraph of the section of the Offer to Purchase titled "Certain Information Concerning the Company—Certain Projected Financial Information Regarding the Company" is hereby amended and restated as follows:

          "Portions of the Projections have been disclosed by the Company to rating agencies in connection with the refinancing by the Company of certain of its indebtedness."

        3.     The section of the Offer to Purchase titled "Certain Information Concerning the Company—Certain Projected Financial Information Regarding the Company" is hereby amended by adding the following immediately prior to the last paragraph of such section:

ESTIMATED AND ADJUSTED CONDENSED CONSOLIDATED FINANCIAL INFORMATION
RECONCILIATION OF FUTURE ESTIMATED NET EARNINGS (LOSS) TO ADJUSTED EBITDA AND FREE CASH FLOW
(Unaudited)
(In millions)

	Fiscal 2013E		Fiscal 2014E	Fiscal 2015E	Fiscal 2016E
Net sales		$17,056	$17,495	$18,039	$18,714
Net earnings (loss)		$(843)	$(47)	$134	$201

Income tax provision (benefit)		(516)	(29)	82	124
Interest expense, net(1)		297	286	274	261

Operating earnings (loss)(2)		(1,062)	210	490	586
Add: Estimated and reported infrequent and unusual expenses included in estimated Operating earnings (loss)(3)		1,441	221	11	5

Subtotal adjusted Operating earnings		379	431	501	591
Add: Depreciation and amortization		373	363	324	297

Adjusted EBITDA(4)		$752	$794	$825	$888
Less: Capital expenditures		N/A	(159)	(234)	(253)

Free cash flow(5)	$	N/A	$635	$591	$635

(1)
Interest expense, net for fiscal 2013 includes $22 of unamortized loan write-offs associated with the Company's debt refinancing.

(2)
Estimated Operating earnings (loss) is the most directly comparable financial measure to Adjusted EBITDA that the Company calculates and presents in accordance with GAAP in its periodic reports on Form 10-Q and annual reports on Form 10-K.

(3)
Estimated infrequent and unusual expenses included in estimated Operating earnings (loss) include items estimated as of the date the Projections were prepared, and do not reflect any subsequent circumstances or events. The Projections anticipate the completion of the Stock Purchase contemporaneous with the Company's 2013 fiscal year end. For fiscal 2013 these items primarily relate to the anticipated book loss on the sale of NAI and previously reported items. For fiscal 2014 through 2016 items included primarily relate to estimated transaction and transition costs associated with the NAI sale.

(4)
EBITDA is defined as earnings before interest expense, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted for certain non-recurring or non-cash charges not indicative of the operating performance of the business and for the transactions contemplated by the Transaction Documents.

(5)
Free cash flow is defined as Adjusted EBITDA less capital expenditures. Free cash flow does not take into account interest expense, principal repayment and other costs associated with the Company's debt obligations. Free cash flow for fiscal year 2013 is not included in the Projections.

        4.     The last paragraph of the section of the Offer to Purchase titled "Certain Information Concerning the Company—Certain Projected Financial Information Regarding the Company" is hereby amended by adding the following as the first sentence of such paragraph:

        "THE PROJECTIONS WERE PREPARED BASED ON CIRCUMSTANCES IN EFFECT AS OF JANUARY 10, 2013, AND DO NOT REFLECT ANY SUBSEQUENT CHANGES IN CIRCUMSTANCES OR EVENTS."

ITEM 12.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding a copy of the Press Release, dated March 4, 2013, issued the Company, as exhibit (a)(5)(D) to the Schedule TO.

Item 12.    Exhibits.

        Regulation M-A Item 1016.

Exhibit		Exhibit Name
(a)(1)(A)	*	Offer to Purchase dated January 25, 2013.

(a)(1)(B)	*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)		Letter to Participants in the SUPERVALU STAR 401(k) Plan, dated January 30, 2013, incorporated by reference to Exhibit (e)(15) to the Schedule 14D-9/A filed by the Company on January 29, 2013.

(a)(1)(F)		Trustee Direction Form — SUPERVALU STAR 401(k) Plan, incorporated by reference to Exhibit (e)(16) to the Schedule 14D-9/A filed by the Company on January 25, 2013.

(a)(1)(G)		Amended Trustee Direction Form — SUPERVALU STAR 401(k) Plan, incorporated by reference to Exhibit (e)(19) to the Schedule 14D-9/A filed by the Company on February 26, 2013.

(a)(5)(A)		Joint Press Release, dated January 10, 2013, issued by Cerberus and the Company, incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on January 10, 2013.

(a)(5)(B)	*	Summary Newspaper Advertisement as published in The New York Times on January 25, 2013.

(a)(5)(C)	**	Press Release, dated February 25, 2013, issued by Purchaser.

(a)(5)(D)		Press Release issued by the Company, dated March 4, 2013, incorporated by reference to Exhibit (a)(5)(D) to the Schedule 14D-9/A filed by the Company on March 4, 2013.

(b)		Not applicable.

(c)		Not applicable.

(d)(1)		Tender Offer Agreement dated as of January 10, 2013, by and among the Company, Purchaser and Cerberus, incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by the Company on January 14, 2013.

(d)(2)		Stock Purchase Agreement dated as of January 10, 2013, by and among the Company, AB Acquisition LLC and New Albertsons, Inc., incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on January 14, 2013.

(d)(3)		Equity Commitment Letter, dated as of January 10, 2013, by and among Purchaser and the equity investors named therein, incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by the Company on January 25, 2013.

(d)(4)		Limited Guarantee of Cerberus Institutional Partners V, L.P. in favor of the Company, incorporated by reference to Exhibit (e)(4) to the Schedule 14D-9 filed by the Company on January 25, 2013.

Exhibit	Exhibit Name
(d)(5)	Form of Transition Services Agreement by and between the Company and Albertson's LLC, incorporated by reference to Exhibit (e)(5) to the Schedule 14D-9 filed by the Company on January 25, 2013.

(d)(6)	Form of Transition Services Agreement, by and between the Company and New Albertson's, Inc., incorporated by reference to Exhibit (e)(6) to the Schedule 14D-9 filed by the Company on January 25, 2013.

(d)(7)	Form of Trademark Cross-Licensing Agreement by and between the Company and New Albertson's, Inc., incorporated by reference to Exhibit (e)(7) to the Schedule 14D-9 filed by the Company on January 25, 2013.

(d)(8)	Form of Escrow Agreement, by and among the Company, American Stores Company, LLC, and JPMorgan Chase Bank, N.A., incorporated by reference to Exhibit (e)(12) to the Schedule 14D-9 filed by the Company on January 25, 2013.

(d)(9)	Form of Supplemental Indenture No. 4, by and between American Stores Company, LLC and Wells Fargo Bank, National Association, incorporated by reference to Exhibit (e)(13) to the Schedule 14D-9 filed by the Company on January 25, 2013.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*
Previously filed with the Tender Offer Statement on Schedule TO filed on January 25, 2013.

**
Previously filed with the Tender Offer Statement on Schedule TO filed on February 26, 2013.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2013

SYMPHONY INVESTORS LLC
By:	CERBERUS CAPITAL MANAGEMENT, L.P., its Managing Member.
By:	CRAIG COURT GP, LLC, its General Partner
By:	/s/ MARK A. NEPORENT
	Name:	Mark A. Neporent
	Title:	Chief Operating Officer, General Counsel and Senior Managing Director
CERBERUS CAPITAL MANAGEMENT, L.P.
By:	CRAIG COURT GP, LLC, its General Partner
By:	/s/ MARK A. NEPORENT
	Name:	Mark A. Neporent
	Title:	Chief Operating Officer, General Counsel and Senior Managing Director

 Exhibit Index

Exhibit		Exhibit Name
(a)(1)(A)	*	Offer to Purchase dated January 25, 2013.

(a)(1)(B)	*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)		Letter to Participants in the SUPERVALU STAR 401(k) Plan, dated January 30, 2013, incorporated by reference to Exhibit (e)(15) to the Schedule 14D-9/A filed by the Company on January 29, 2013.

(a)(1)(F)		Trustee Direction Form — SUPERVALU STAR 401(k) Plan, incorporated by reference to Exhibit (e)(16) to the Schedule 14D-9/A filed by the Company on January 29, 2013.

(a)(1)(G)		Amended Trustee Direction Form — SUPERVALU STAR 401(k) Plan, incorporated by reference to Exhibit (e)(19) to the Schedule 14D-9/A filed by the Company on February 26, 2013.

(a)(5)(A)		Joint Press Release, dated January 10, 2013, issued by Cerberus and the Company, incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on January 10, 2013

(a)(5)(B)	*	Summary Newspaper Advertisement as published in The New York Times on January 25, 2013.

(a)(5)(C)	**	Press Release, dated February 25, 2013, issued by Purchaser.

(a)(5)(D)		Press Release issued by the Company, dated March 4, 2013, incorporated by reference to Exhibit (a)(5)(D) to the Schedule 14D-9/A filed by the Company on March 4, 2013.

(b)		Not applicable.

(c)		Not applicable.

(d)(1)		Tender Offer Agreement dated as of January 10, 2013, by and among the Company, Purchaser and Cerberus, incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by the Company on January 14, 2013.

(d)(2)		Stock Purchase Agreement dated as of January 10, 2013, by and among the Company, AB Acquisition LLC and New Albertsons, Inc., incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on January 14, 2013.

(d)(3)		Equity Commitment Letter, dated as of January 10, 2013, by and among Purchaser and the equity investors named therein, incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by the Company on January 25, 2013.

(d)(4)		Limited Guarantee of Cerberus Institutional Partners V, L.P. in favor of Company, incorporated by reference to Exhibit (e)(4) to the Schedule 14D-9 filed by the Company on January 25, 2013.

Exhibit	Exhibit Name
(d)(5)	Form of Transition Services Agreement by and between the Company and Albertson's LLC, incorporated by reference to Exhibit (e)(5) to the Schedule 14D-9 filed by the Company on January 25, 2013.

(d)(6)	Form of Transition Services Agreement, by and between the Company and New Albertson's, Inc , incorporated by reference to Exhibit (e)(6) to the Schedule 14D-9 filed by the Company on January 25, 2013.

(d)(7)	Form of Trademark Cross-Licensing Agreement by and between the Company and New Albertson's, Inc., incorporated by reference to Exhibit (e)(7) to the Schedule 14D-9 filed by the Company on January 25, 2013.

(d)(8)	Form of Escrow Agreement, by and among the Company, American Stores Company, LLC, and JPMorgan Chase Bank, N.A., incorporated by reference to Exhibit (e)(12) to the Schedule 14D-9 filed by the Company on January 25, 2013.

(d)(9)	Form of Supplemental Indenture No. 4, by and between American Stores Company, LLC and Wells Fargo Bank, National Association, incorporated by reference to Exhibit (e)(13) to the Schedule 14D-9 filed by the Company on January 25, 2013.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*
Previously filed with the Tender Offer Statement on Schedule TO filed on January 25, 2013.

**
Previously filed with the Tender Offer Statement on Schedule TO filed on February 26, 2013.

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ESTIMATED AND ADJUSTED CONDENSED CONSOLIDATED FINANCIAL INFORMATION RECONCILIATION OF FUTURE ESTIMATED NET EARNINGS (LOSS) TO ADJUSTED EBITDA AND FREE CASH FLOW (Unaudited) (In millions)
  Item 12. Exhibits.
SIGNATURE
Exhibit Index